Exhibit 99.1

Yiren Digital Ltd. to Hold 2019 Annual General Meeting on November 15, 2019

Beijing, November 1, 2019 — Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), a leading fintech company in China, today announced that it will hold its 2019 annual general meeting of shareholders at 10/F, Tower B, Gemdale Plaza, 91 Jianguo Road, Chaoyang District, Beijing 100022, the People’s Republic of China on November 15, 2019 at 11:00 a.m. (Beijing time). Holders of common shares of the Company whose names are on the register of members of the Company at the close of business on November 1, 2019 are entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Beneficial owners of the Company’s American Depositary Shares (“ADSs”) are welcome to attend the annual general meeting in person.

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s ADSs to discuss Company affairs with management.

The notice of the annual general meeting is available on the Company’s website at http://ir.yirendai.com. Yiren Digital has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2018, with the U.S. Securities and Exchange Commission (the “SEC”). Yiren Digital’s Form 20-F can be accessed on the above-mentioned Company website, as well as on the SEC’s website at http://www.sec.gov.

Shareholders may request a hard copy of the Company’s annual report on Form 20-F, free of charge, by contacting Yiren Digital at ir@yirendai.com, or by writing to Yiren Digital at 10/F, Building 9, 91 Jianguo Road, Chaoyang District, Beijing 100022, the People’s Republic of China, telephone: +86 10 5395-3680.

About Yiren Digital

Yiren Digital Ltd. (NYSE: YRD) is a leading fintech company in China connecting investors and individual borrowers. The Company provides an effective solution to address largely underserved investor and individual borrower demand in China through online and offline channels to efficiently match borrowers with investors and execute loan transactions. Yiren Digital deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yiren Digital’s marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For more information, please visit http://ir.yirendai.com.

For investor and media inquiries, please contact:

Yiren Digital

Investor Relations

Email: ir@yirendai.com